Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended
	March 29,	March 31,
	2008	2007
Income before taxes	$2,171	$1,873

Adjustments:
Add fixed charges	34	32
Subtract interest capitalized	(19)	(14)

Income before taxes and fixed charges	$2,186	$1,891

Fixed charges:
Interest[1]	$—	$3
Capitalized interest	19	14
Estimated interest component of rental expense	15	15

Total	$34	$32

Ratio of earnings before taxes and fixed charges, to fixed charges	64	59

[1]	Interest within provision for taxes on the consolidated condensed statements of income is not included.